The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement      SUBJECT TO COMPLETION       October 2, 2008


                   Pricing Supplement dated October [ ], 2008
           to the Product Prospectus Supplement dated January 7, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007


     [RBC LOGO]            $

                           Royal Bank of Canada
                           Principal Protected Bullish Barrier Notes with a Contingent Coupon Linked to the S&P 500(R) Index, due October 29, 2010


     Royal Bank of Canada is offering the principal protected notes whose return is linked to the performance of the Reference Asset described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the "reference asset supplement"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 7, 2008, describe terms that will apply generally to the principal protected notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                 Royal Bank of Canada ("Royal Bank").

Issue:                  Senior Global Medium-Term Notes, Series C

Underwriter:            RBC Capital Markets Corporation

Interest rate           We will not pay you interest during the term of the
(coupon):               notes.

Principal Protection:   100%

Reference Asset:        Standard & Poor's 500(R) Index (the "S&P 500(R) Index"
                        or "Index")

Incorporated risk       The notes are subject to the risks set forth under the
factors:                heading "General Risks" in the product prospectus
                        supplement. In addition to those General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-5 in the section entitled "Risks Specific To Notes Linked To The
                        Performance Of An Equity Security, An ETF, An Equity
                        Index Or A Basket Of Equity Securities Or, Equity
                        Indices Or ETFs." As the return on the notes is capped
                        (i.e., subject to a barrier), see also the risks described in the product prospectus supplement on page
                        PS-11 in the section entitled "Risks Specific To Notes
                        Which Are Capped, Callable Or Redeemable."

Initial Valuation       October 28, 2008
Date:

Issue date:             October 31, 2008

Maturity date:          October 29, 2010

Reference Asset         The Reference Asset Performance of the Notes is
Performance:            calculated using the bullish formula described in the
                        product prospectus supplement.

Payment at Maturity:    If, on any trading day during the term of the Note, the
                        Reference Asset has closed above the Upper Barrier and the Final Reference Level is above the Initial Reference
                        Level, then, at maturity, the investor will receive:

                        Principal Amount + (Principal Amount x Contingent
                        Coupon)

                        If, at maturity, the Final Reference Level is less than or equal to the Initial Reference Level, then the investor will receive, at maturity, the original amount invested (the "Principal Amount") only.

                        If, at maturity, the Final Reference Level is greater than the Initial Reference Level, and, during the term of the note, the Reference Asset has never closed above the Upper Barrier, then, at maturity, the investor will receive:

                        Principal Amount + (Principal Amount x Reference Asset Performance)

Contingent Coupon:      6%. The Contingent Coupon is a one time payment at
                        maturity of $60.00 per $1,000 note.

Participation Rate:     100%, subject to the barrier described herein.

Initial Reference       [ ]
Level:

Upper Barrier:          128% multiplied by the Initial Reference Level.

Special features of     The Notes are subject to an Upper Barrier, which is 128%
the notes:              multiplied by the Initial Reference Level. The return on
                        the notes is therefore capped at 128% multiplied by the Principal Amount. If, during the term of the Notes, the closing level of the Reference Asset is greater than the Upper Barrier and the Final Reference Level is above the Initial Reference Level, then, at maturity, the investor will receive the principal amount plus the Contingent
                        Coupon. See the section "Certain Features of the Notes" beginning on Page PS-25 in the product prospectus supplement.

U.S. tax treatment      We intend to treat the notes as subject to the special
                        rules applicable to contingent payment debt obligations for U.S.federal income tax purposes. In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes. You should call RBC Capital Markets toll free at (866) 609-6009 to obtain this information. For a detailed discussion of the tax consequences of owning and disposing of your notes, please see the discussion under "Supplemental
                        Discussion of Federal Income Taxes" in the accompanying product supplement, "Certain Income Tax Consequences" in the accompanying prospectus supplement, and "Tax
                        Consequences" in the accompanying prospectus. You should consult your tax advisor about your own tax situation.

Minimum                 $1,000 (except for certain non-U.S. investors for whom
Investment:             the minimum investment will be higher)

Denomination:           $1,000 (except for certain non-U.S. investors for whom
                        the denomination will be higher)

Final Valuation Date:   October 26, 2010, subject to extension for market and
                        other disruptions.

Determination of        The Final Reference Level of the Reference Asset on any
Final Reference         trading day will equal the official closing level of the
Level:                  S&P 500(R) Index or any successor index thereto (as
                        described in the product prospectus supplement) published following the regular official weekday close of trading for such index on that trading day. In certain circumstances, the Final Reference Level for the Reference Asset will be based on an alternate calculation of the S&P 500(R) Index described under "Unavailability of the Reference Price on a Valuation
                        Date -- Reference Asset Consisting of an Equity
                        Securities Index" in the product prospectus supplement.

Clearance and           DTC global (including through its indirect participants
Settlement:             Euroclear and Clearstream, Luxembourg as described under
                        "Description of Debt Securities -- Ownership and Book-
                        Entry Issuance" in the accompanying prospectus).

Currency:               U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                  78008GRW4

Calculation agent:      The Bank of New York.

Terms Incorporated      All of the terms appearing above the item captioned
In the Master Note:     "Listing" on the cover page of this pricing supplement
                        and the terms appearing under the caption "Additional
                        Terms of the Principal Protected Notes" in the product prospectus supplement dated January 7, 2008, with respect to principal protected notes.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1 of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%
Underwriting discounts and commission.................................................
Proceeds to Royal Bank................................................................


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is between [ ]% and [ ]% and the concession paid to such dealers is no more than [ ]%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

If the notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $23.75 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $23.75 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced today, the price of the notes would also include a profit of $5.00 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada exceed $51.25 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of a principal protected note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                             ADDITIONAL RISK FACTORS

Market Risk
Amounts payable on the Notes will depend on (a) the Reference Asset Performance and (b) whether the level of the Reference Asset has closed above the Upper Barrier at any time during the term of the Notes. As a result, the market value of the Notes at any time during the term of the Notes will depend on the factors outlined in the "General Risks" section of the product prospectus supplement and in particular, on (i) the then current Reference Asset level, (ii) the expected volatility of the Reference Asset and (iii) the historical performance of the Reference Asset from the Initial Valuation Date.


                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement and reference asset supplement, dated January 7, 2008, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007 as the principal protected notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the principal protected notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated January 7, 2008:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465907002242/
     f101871424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns


The examples set out below are included for illustration purposes only. All examples assume that a holder has purchased Notes with an aggregate principal amount of $10,000, an Upper Barrier equivalent to 125% of the Initial Reference Level, a Contingent Coupon of 5.50% and that no extraordinary event has occurred.

Example 1--   Calculation of the payment at maturity where the Reference Asset is greater than its Initial Reference Level but less than the
              Upper Barrier, and at no time has the Reference Asset closed above the Upper Barrier.
              Percentage Change:         15%
              Payment at Maturity        $10,000 + ($10,000 x 15%) = $10,000 +
                                         $1,500 = $11,500
              On a $10,000 investment, a 15% percentage change results in a payment at maturity of $11,500, a 15%return on the Notes.

Example 2--   Calculation of the payment at maturity where the Reference Asset has, during the term of the note, closed above the Upper Barrier
              AND the Final Reference Level is above the Initial Reference
              Level.
              Percentage Change:         21% (This reflects the Percentage
                                         Change on the Final Valuation Date. The
                                         Underlying Index closed above the Upper
                                         Barrier during the term of the note)
              Payment at Maturity        Because, during the term of the Note,
                                         the Reference Asset closed above the
                                         Upper Barrier, and the Final Reference
                                         Level is above the Initial Reference
                                         Level, the Payment at Maturity will be
                                         limited to $10,000 + ($10,000 x 5.50%)
                                         = $10,000 + $550 = $10,550
              On a $10,000 investment, when the Index has closed above the Upper Barrier and the Final Reference Level is above the Initial
              Reference Level, a 21% percentage change results in a payment at maturity of $10,550, a 5.50% return on the Notes.

Example 3--   Calculation of the payment at maturity where the Percentage Change is negative.
              Percentage Change:         -2%
              Payment at Maturity        $10,000 + ($10,000 x -2%) = $10,000 -
                                         $200 = $9,800; but the Payment at
                                         Maturity cannot be less than zero,
                                         therefore, the Payment at Maturity will
                                         be equal to the Principal Amount.
              On a $10,000 investment, a -2% percentage change results in a payment at maturity of $10,000, a 0% return on the Notes.



IMPORTANT NOTE: If, at maturity, the Index is between the Upper Barrier and the Initial Reference Level, but during the term of the Note, the Index has closed above the Upper Barrier, then, at maturity, you will receive your Principal Amount plus the Contingent Coupon.

                             Historical Information


The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters in each of 2005, 2006 and 2007, the first, second and third calendar quarter of 2008, as well as for October 1, 2008. (If no level is provided in the table for a particular period that indicates that the Reference Asset was not traded at such time.)


We obtained the information regarding the historical performance of the Reference Asset in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market level of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                            S&P 500 (Operating Basis)
                                   ('99 - '08)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                               High Intra-Day          Low Intra-Day           Closing Level of
   Period-Start           Period-End            Level of the            Level of the            the Reference
       Date                  Date              Reference Asset         Reference Asset              Asset
       ----                  ----              ---------------         ---------------              -----
    01/01/2005            03/31/2005              1229.11                 1163.69                  1180.59
    04/01/2005            06/30/2005              1219.59                 1136.15                  1191.33
    07/01/2005            09/30/2005              1245.86                 1183.55                  1228.81
    10/01/2005            12/30/2005              1275.8                  1168.2                   1248.29

    01/01/2006            03/31/2006              1310.88                 1245.74                  1294.83
    04/01/2006            06/30/2006              1326.7                  1219.29                  1270.2
    07/01/2006            09/29/2006              1340.28                 1224.54                  1335.85
    10/01/2006            12/29/2006              1431.81                 1327.1                   1418.3

    01/01/2007            03/30/2007              1461.57                 1363.98                  1420.86
    04/01/2007            06/29/2007              1540.56                 1416.37                  1503.35
    07/01/2007            09/28/2007              1555.9                  1370.6                   1526.75
    10/01/2007            12/31/2007              1576.09                 1406.1                   1468.36

    01/01/2008            03/31/2008              1471.77                 1256.98                  1322.7
    04/01/2008            06/30/2008              1440.24                 1272                     1280
    07/01/2008            09/30/2008              1313.15                 1106.39                  1166.36
    10/01/2008            10/01/2008              1168.03                 1113.78                  1161.06


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                       Specific Investment Considerations

The notes are intended to be held to maturity. Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the note until maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss. There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the note. If the Reference Asset closes below the Initial Reference Level on the Final Valuation Date then the payment at maturity will be limited to the principal amount.

The Upper Barrier limits your potential return. The appreciation potential of the Notes is limited to the Upper Barrier, regardless of the performance of the Reference Asset. In fact, if the Reference Asset performs so well that it closes at a level above the Upper Barrier on any day prior to and including the Final Valuation Date (and closes above the Initial Index Level on the Final Valuation
Date), you will receive only the principal amount of your Notes plus the Contingent Coupon at maturity.

The notes are unsecured. The notes are solely the unsecured obligations of Royal Bank. An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency. The business and affairs of Royal Bank may affect the market value of your Notes.

Potential conflicts of interest. We and our affiliates expect to engage in trading activities related to the Reference Assets that may present a conflict between the holders' interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could influence the price of the Reference Assets and, therefore, the market value of the notes.

Insurance companies, employee benefit plans and non-U.S. holders. Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you. Non-U.S. holders are subject to particular risks that are not described in the product supplement.


                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on or about October 31, 2008, which is the third business day following the Initial Valuation Date (this settlement cycle being referred to as "T+3"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                        $


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

       Principal Protected Bullish Barrier Notes with a Contingent Coupon
              Linked to the S&P 500(R) Index, due October 29, 2010

                                October [ ], 2008